UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Calpine Corporation

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

131347304

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

(949) 451-4343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D/A

CUSIP No. 131347304	Page 2 of 15 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 43,097,851
	9	Sole dispositive power 0
	10	Shared dispositive power 43,097,851
11	Aggregate amount beneficially owned by each reporting person 43,097,851
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.5%*
14	Type of reporting person (see instructions) IA

*	Based on 455,457,460 shares of common stock outstanding as of March 12, 2013 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on March 25, 2013.

13D/A

CUSIP No. 131347304	Page 3 of 15 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS ENERGY PARTNERS MASTER FUND, LTD.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 43,097,851
	9	Sole dispositive power 0
	10	Shared dispositive power 43,097,851
11	Aggregate amount beneficially owned by each reporting person 43,097,851
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.5%*
14	Type of reporting person (see instructions) OO

*	Based on 455,457,460 shares of common stock outstanding as of March 12, 2013 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on March 25, 2013.

13D/A

CUSIP No. 131347304	Page 4 of 15 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LS POWER PARTNERS, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 43,097,851
	9	Sole dispositive power 0
	10	Shared dispositive power 43,097,851
11	Aggregate amount beneficially owned by each reporting person 43,097,851
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.5%*
14	Type of reporting person (see instructions) PN

*	Based on 455,457,460 shares of common stock outstanding as of March 12, 2013 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on March 25, 2013.

13D/A

CUSIP No. 131347304	Page 5 of 15 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LSP CAL HOLDINGS I, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 43,097,851
	9	Sole dispositive power 0
	10	Shared dispositive power 43,097,851
11	Aggregate amount beneficially owned by each reporting person 43,097,851
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.5%*
14	Type of reporting person (see instructions) OO

*	Based on 455,457,460 shares of common stock outstanding as of March 12, 2013 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on March 25, 2013.

13D/A

CUSIP No. 131347304	Page 6 of 15 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LS POWER PARTNERS II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 43,097,851
	9	Sole dispositive power 0
	10	Shared dispositive power 43,097,851
11	Aggregate amount beneficially owned by each reporting person 43,097,851
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.5%*
14	Type of reporting person (see instructions) PN

*	Based on 455,457,460 shares of common stock outstanding as of March 12, 2013 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on March 25, 2013.

13D/A

CUSIP No. 131347304	Page 7 of 15 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LSP CAL HOLDINGS II, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 43,097,851
	9	Sole dispositive power 0
	10	Shared dispositive power 43,097,851
11	Aggregate amount beneficially owned by each reporting person 43,097,851
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.5%*
14	Type of reporting person (see instructions) OO

*	Based on 455,457,460 shares of common stock outstanding as of March 12, 2013 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on March 25, 2013.

13D/A

CUSIP No. 131347304	Page 8 of 15 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). VEGA ENERGY GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 43,097,851
	9	Sole dispositive power 0
	10	Shared dispositive power 43,097,851
11	Aggregate amount beneficially owned by each reporting person 43,097,851
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.5%*
14	Type of reporting person (see instructions) OO

*	Based on 455,457,460 shares of common stock outstanding as of March 12, 2013 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on March 25, 2013.

13D/A

CUSIP No. 131347304	Page 9 of 15 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). VEGA ASSET PARTNERS, LP (formerly known as LUMINUS ASSET PARTNERS, LP)
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 43,097,851
	9	Sole dispositive power 0
	10	Shared dispositive power 43,097,851
11	Aggregate amount beneficially owned by each reporting person 43,097,851
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.5%*
14	Type of reporting person (see instructions) PN

*	Based on 455,457,460 shares of common stock outstanding as of March 12, 2013 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on March 25, 2013.

13D/A

CUSIP No. 131347304	Page 10 of 15 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FARRINGTON MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 43,097,851
	9	Sole dispositive power 0
	10	Shared dispositive power 43,097,851
11	Aggregate amount beneficially owned by each reporting person 43,097,851
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.5%*
14	Type of reporting person (see instructions) OO

*	Based on 455,457,460 shares of common stock outstanding as of March 12, 2013 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on March 25, 2013.

13D/A

CUSIP No. 131347304	Page 11 of 15 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FARRINGTON CAPITAL, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 43,097,851
	9	Sole dispositive power 0
	10	Shared dispositive power 43,097,851
11	Aggregate amount beneficially owned by each reporting person 43,097,851
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.5%*
14	Type of reporting person (see instructions) PN

*	Based on 455,457,460 shares of common stock outstanding as of March 12, 2013 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on March 25, 2013.

13D/A

CUSIP No. 131347304	Page 12 of 15 Pages

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed on February 11, 2008 (the “Original Filing”) by the Reporting Persons relating to the Common Stock, par value $0.001 per share (“Shares”) of Calpine Corporation, a Delaware corporation (the “Issuer”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment or Amendment Numbers 1, 2, 3, 4 or 5. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 4. Purpose of Transaction.

Item 4 of the Original Filing, as amended, is hereby amended and supplemented to add the following paragraph at the end thereof:

The Reporting Persons have sold Shares in order to better align the size of their investment in the Issuer within their portfolio of investments. From time to time, the Reporting Persons may make additional purchases or sales of the Shares.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Original Filing are hereby amended by adding the following at the end thereof:

(a) As of April 16, 2013, LSP Cal I is the record owner of 15,460,255 Shares, representing approximately 3.4% of the outstanding Shares. Luminus Energy Fund is the record owner of 5,800,640 Shares, representing approximately 1.3 % of the outstanding Shares. Farrington is the record owner of 116,350 Shares, representing approximately ..03% of the outstanding Shares. LSP Cal II is the record owner of 20,018,356 Shares, representing approximately 4.4% of the outstanding Shares. Vega Asset Partners is the record owner of 1,702,250 Shares, representing approximately 0.4% of the outstanding Shares.

(b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned *
Luminus Management, LLC	0	43,097,851	43,097,851	9.5%
Luminus Energy Partners Master Fund, Ltd.	0	43,097,851	43,097,851	9.5%
LS Power Partners, L.P.	0	43,097,851	43,097,851	9.5%
LSP Cal Holdings I, LLC	0	43,097,851	43,097,851	9.5%
LS Power Partners II, L.P.	0	43,097,851	43,097,851	9.5%
LSP Cal Holdings II, LLC	0	43,097,851	43,097,851	9.5%
Vega Energy GP, LLC	0	43,097,851	43,097,851	9.5%
Vega Asset Partners LP	0	43,097,851	43,097,851	9.5%
Farrington Management, LLC	0	43,097,851	43,097,851	9.5%
Farrington Capital, LP	0	43,097,851	43,097,851	9.5%

*	Based on 455,457,460 shares of common stock outstanding as of March 12, 2013 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on March 25, 2013.

13D/A

CUSIP No. 131347304	Page 13 of 15 Pages

(c)

PARTY EFFECTING TRANSACTION	DATE	BUY / SELL	QUANTITY	AVERAGE PRICE ($)	CURRENCY
Luminus Energy Partners Master Fund, Ltd.	4/16/2013	SELL	1,250,000	20.96	USD
LSP Cal Holdings I, LLC	4/16/2013	SELL	10,000,000	20.96	USD
Vega Asset Partners, LP	4/16/2013	SELL	200,000	20.96	USD

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In connection with the transactions reported herein, the Reporting Persons have agreed to not sell additional shares of the Issuer for 45 days from April 16, 2013.

Item 7. Material To Be Filed As Exhibits.

Item 7 of the Original Filing, as amended, is hereby amended by adding the following at the end thereof:

Exhibit No.	Description

7.1	Amended and Restated Joint Filing Agreement, dated August 22, 2011 (previously filed).

13D/A

CUSIP No. 131347304	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2013

Luminus Management, LLC

By:	/s/ Jonathan Barrett
	Name:	Jonathan Barrett
	Title:	President

Luminus Energy Partners Master Fund, Ltd.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
	Name:	Jonathan Barrett
	Title:	President

LS Power Partners, L.P.

By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

LSP Cal Holdings I, LLC

By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

LS Power Partners II, L.P.

By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

13D/A

CUSIP No. 131347304	Page 15 of 15 Pages

LSP Cal Holdings II, LLC

By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Executive Vice President

Vega Energy GP, LLC

By:	/s/ Paul Segal
	Name:	Paul Segal
	Title:	President

Vega Asset Partners, LP

By:	Vega Energy GP, LLC
Its:	General Partner

By:	/s/ Paul Segal
	Name:	Paul Segal
	Title:	President

Farrington Management, LLC

By:	/s/ Mikhail Segal
	Name:	Mikhail Segal
	Title:	Vice President

Farrington Capital, LP

By:	Farrington Management, LLC
Its:	General Partner

By:	/s/ Mikhail Segal
	Name:	Mikhail Segal
	Title:	Vice President